SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)

American Retirement Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

028913-10-1

(CUSIP Number)

KENNETH B. WATT

FREDERIC DORWART, LAWYERS

Old City Hall

124 East Fourth Street

Tulsa, OK 74103-5010

(918) 583-9922

(918) 583-8251 (Facsimile)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2004

(Date of Event which Requires Filing)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box.  ☐

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CUSIP No. 028913-10-1

1.	Name of Reporting Person S.S or I.R.S. Identification No. of above person George B. Kaiser

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 879,008(see Item 5) 8. Shared Voting Power None 9. Sole Dispositive Power 879,008(see Item 5) 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 879,008(see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 4.7%

14.	Type of Reporting Person (See Instructions) IN

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SCHEDULE 13D

Filed by George B. Kaiser

In Connection with Transactions in the

Shares of American Retirement Corporation

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $.01 per share (the “Common Stock”), of American Retirement Corporation, a Tennessee corporation (the “Issuer”). The principal executive offices of the Issuer are located at 111 Westwood Place, Suite 200, Brentwood, Tennessee 37027.

Item 2.	Identity and Background.

(a)	George B. Kaiser

(b)	6733 South Yale

Tulsa, OK 74136

(c)	Independent Oil and Gas Producer

KAISER-FRANCIS OIL COMPANY

6733 South Yale

Tulsa, OK 74136

(d)	No

(e)	No

(f)	United States of America

Item 3.	Source or Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

Mr. Kaiser has disposed of some of his shares of Common Stock because, in his opinion, the stock price is attractive relative to the underlying asset value. Mr. Kaiser will monitor developments of the Issuer and may communicate with management of the Issuer, the Issuer’s Board of Directors, and with others concerning the Issuer. Mr. Kaiser may from time to time acquire or dispose of shares of Common Stock, Debentures, or derivatives thereof in the open market, in privately negotiated transactions, or otherwise.

Mr. Kaiser owns 83 percent of the capital stock of Fountains Continuum of Care, Inc. (“Fountains”). Fountains owns seventeen retirement communities and operates two additional retirement communities, located in twelve states. Representatives of Fountains have had discussions, now abandoned, with other retirement community businesses concerning investment in ARC.

Mr. Kaiser may transfer his shares of Common Stock to Fountains on such terms and conditions as Mr. Kaiser and Fountains may hereafter agree.

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Item 5.	Interest in Securities of the Issuer.

(a)	As of the date of this Schedule 13D, Mr. Kaiser beneficially owns 879,008 shares of Common Stock of the Issuer. Based upon the 18,753,217 shares of Common Stock outstanding on November 6, 2003 as set forth in the Issuer’s quarterly report on Form 10-Q for the period ended September 30, 2003, these 879,008 shares represent 4.7 % of the outstanding shares of Common Stock of the Issuer. Mr. Kaiser possesses the sole power to vote or to direct to vote, and the sole power to dispose or direct the disposition of all 879,008 shares of Common Stock.

(b)	On January 13, 2004, Mr. Kaiser sold 25,300 shares of Issuer common stock on the open market at $4.0140 per share for a total of $101,554.20.

(c)	On January 20, 2004, Mr. Kaiser sold 70,100 shares of Issuer Common Stock on the open market at $4.1299 per share for a total of $289,505.99.

(d)	On January 21, 2004, Mr. Kaiser sold 170,600 shares of Issuer Common Stock on the open market at $4.0146 per share for a total of 684,890.76.

(e)	On January 21, 2004, Mr. Kaiser ceased to be the beneficial owner of more than five percent of Issuer Common Stock.

Item 6.	Contracts, Arrangements, or Understandings with Respect to Securities of Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signed:	/s/ George B. Kaiser

George B. Kaiser

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